Davis Polk & Wardwell
                              450 Lexington Avenue
                               New York, NY 10017
                                 (212) 450-4000


                                                              February 21, 2002


Securities and Exchange Commission
via EDGAR

Dear SEC Officer:

Your attention is brought to the EDGAR filing of Type "POS AM" filed on behalf of AT&T Corp. on February 14th, 2002, Post-effective Amendment No. 3 to Registration No. 333-71167.

In response to your request to have the above mentioned filing withdrawn and re-filed under a different submission type, please withdraw the above mentioned filing, such withdrawal to take effect immediately upon receipt of this letter.

Thank you for your prompt attention to this matter.


                                                   Sincerely,

                                                   /s/ Charles S. Whitman
                                                   --------------------------
                                                   Charles S. Whitman, III, Esq.